DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105
816.435.1000
www.dstsystems.com

April 29, 2014
VIA EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-14036
Dear Mr. Krikorian:
DST Systems, Inc. (“we”, “DST” or the “Company”) is pleased to provide the following response to the Staff’s comment letter dated April 24, 2014 to Mr. Gregg Wm. Givens, Chief Financial Officer of DST, with respect to the above-referenced report.
In connection with this response, DST acknowledges that:
The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, the response to the Staff’s comments is preceded by the comment to which it relates. Page number references are to the pages of the Form 10-K for the year ended December 31, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
10. Debt, page 86
Comment:
We note in your response to prior comment no. 1 that both the fair value and the net carrying amount of the liability component was $91.9 million as of the year ended December 31, 2013. We also note that there have been differences in fair value and net carrying amount of the convertible senior debenture disclosed in your footnotes in prior reporting periods including your 2nd Quarter Form 10-Q. For example, the fair value disclosure table included in your footnotes presented an excess fair value of $14.5 and $16.6 million as of June 30, 2013 and December 31, 2012, respectively. Please tell us why there have been differences in prior reporting periods but no difference upon redemption. Tell us whether the fair value presented in the footnotes represents the fair value of the “entire” convertible senior debenture including the equity component. If so, indicate why you did not disclose the fair value of the liability component. In addition, tell us what consideration you gave to including the disclosure outline in ASC 470-20-50-4 to 50-6 in your prior filings such as your 2012 Form 10-K.

Response:
The Company included the following disclosure on page 14 of its June 30, 2013 Form 10-Q:
“As of June 30, 2013, the carrying and estimated fair value of the Series C convertible senior debentures and Senior Notes were as follows (in millions):

	June 30, 2013		December 31, 2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Convertible senior debentures - Series C	$62.4	$76.9	$90.1	$106.7
Senior Notes - Series A	40.0	40.8	40.0	41.1
Senior Notes - Series B	105.0	110.3	105.0	112.3
Senior Notes - Series C	65.0	68.6	65.0	70.4
Senior Notes - Series D	160.0	170.9	160.0	177.2
Total	$432.4	$467.5	$460.1	$507.7

The Estimated Fair Value of the Convertible senior debentures - Series C disclosed above represents the fair value of the “entire” convertible senior debentures in accordance with ASC 825-10-50-10(a), which states:
“A reporting entity shall disclose all of the following:
a. Either in the body of the financial statements or in the accompanying notes, the fair value of financial instruments for which it is practicable to estimate that value”

As the estimated fair value disclosed in prior periods represents the entire debenture, it inherently contains the estimated fair value of both the liability and the equity components of the debentures. At both December 31, 2012 and June 30, 2013 the difference between the carrying value and the estimated fair value of the entire debenture is largely attributable to the estimated fair value of the equity component, which is driven by the stock price of the Company. As the stock price rose throughout the end of 2012 and into 2013, the estimated fair value of the equity component also increased. Therefore, the difference in the carrying value and the estimated fair value in prior periods is consistent with the difference between the carrying value and the consideration paid on the various settlement dates of the debentures, which was attributed fully to the equity component as described in our response to the staff dated April 11, 2014. Additionally, the Company’s past disclosures reflect the principal amount of the debentures as well as the net carrying amount of the debentures, as there was no remaining unamortized discount.
Based on the above and our considerations of the disclosures outlined in ASC 470-20-50-4 to 50-6, we believe that the disclosure requirements of ASC 470-20-50-5 to 50-6 are either appropriately addressed by the Company’s disclosures or are not applicable. However, we agree that disclosure of the estimated fair value of both the liability and equity components, while not specifically required by the applicable literature, would be beneficial to the reader of the financial statements. Although the debentures were fully settled in 2013, we will include such a disclosure in future filings, should the Company have a similar instrument.

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We appreciate the opportunity to provide this response. If you have any questions or would like to discuss this response, please call me at 816.435.8131.

Very truly yours,
/s/ Gregg Wm. Givens

Senior Vice President,
Chief Financial Officer and Treasurer

cc:    Mr. Randall D. Young, Esq.
Ms. Laura A. Kaufmann Belkhayat, Esq.

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